I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]  Merger

      [X ] Liquidation

      [ ]  Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]  Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Questar Funds, Inc.

3.    Securities and Exchange Commission File No.: 811-08655

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X ] Initial Application      [ ] Amendment

5. Address of Principal Executive Office: 1500 Forest Avenue, Suite 223, Richmond, VA 23229

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
      Thomas R. Westle, Esq.; 405 Park Avenue, New York, NY 10022-4405l;
      (212) 888-6680.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
      Commonwealth Shareholder Services, Inc., 1500 Forest Avenue, Suite 223, Richmond, VA 23229; (804) 285-8211.

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X ] Management company;

      [ ]  Unit investment trust; or

      [ ]  Face-amount certificate company

9.    Subclassification if the fund is a management company (check only one):

      [X ] Open-end  [ ] Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware,
      Massachusetts):      Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      a)    MacroTrends Fund:
            ----------------

            YaleFunds Management and Research Company, 3980 Howard Hughes Parkway, Suite 400, Las Vegas, Nevada 89109

      b)    Imperial Financial Services Fund:
            ---------------------------------

            Retirement Planning Company of New England, One Richmond Square, Providence, Rhode Island 02906

      c)    Excalibur Fund (formerly Pheonix Management Fund):
            --------------------------------------------------

            Excalibur Advisers (formerly Pheonix Investment Management, Inc.), 2090 Palm Beach Lakes Boulevard, Suite 700, West Palm Beach, Florida 33409

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      a) First Dominion Capital Corp., 1500 Forest Avenue, Suite 223, Richmond, Virginia 23229

      b) AmeriMutual Funds Distributor, Inc., The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)  Depositor's name(s) and address(es):

      (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes        [X ] No

      If Yes, for each UIT state:
      Name(s):

      File No.: 811-______
      Business Address:

15.   (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X ] Yes       [ ] No

      If Yes, state the date on which the board vote took place:

      January 29, 2002

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X ] Yes       [   ] No

       If Yes, state the date on which the shareholder vote took place:

       April 11, 2002; as the sole remaining shareholder, First Dominion Capital Corp., voted to approve liquidating the Funds and dissolving the Company after all of the public shareholders had been redeemed.

       (1)   MacroTrends Fund:
             -----------------

             Shareholders of the MacroTrends Fund liquidated their positions so that there were no shareholders.

       (2)   Imperial Financial Services Fund:
             --------------------------------

             Because of the small size of the Fund the Board voted to conduct an orderly liquidation of the Imperial Financial Services Fund.

       (3)   Excalibur Fund:
             ---------------

             Mr. Gene Gohlke of the Staff of the U.S. Securities and Exchange Commission requested the Excalibur Fund's Administrator and Legal Counsel to supervise an orderly liquidation because of ongoing legal issues surrounding the Adviser in the State of Florida.

      If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X ] Yes      [ ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

      (1)  MacroTrends Fund:                   November 19, 2001
      (2)  Imperial Financial Services Fund:   March 13, 2002
      (3)  Excalibur Fund:                     January 18, 2002

      (b)  Were the distributions made on the basis of net assets?

           [X] Yes   [ ] No

      (c)  Were the distributions made pro rata based on share ownership?

           [X ] Yes  [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  Liquidations only:

           Were any distributions to shareholders made in kind?

           [ ] Yes   [X ] No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Has the fund issued senior securities?

      [ ] Yes        [ ] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X ] Yes  [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ] Yes        [X ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ] Yes         [X ] No

      If Yes,

      (a)  Describe the type and amount of each asset retained by the fund as
           of the date this form is filed:      Not applicable

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [ ] Yes        [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ] Yes        [X ] No


      If Yes,

      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)(1)List the expenses incurred in connection with the Merger or
            Liquidation:

      MacroTrends Fund:
      -----------------

       (i) Legal expenses:               $2,690

      (ii) Accounting expenses:           2,000

     (iii) Other expenses (list and identify separately):

           1)   Administration            2,000
           2)   Transfer Agent            2,000

     (iv)  Total expenses (sum of lines (i)-(iii) above):    $8,690

      (b) How were those expenses allocated? Actual expenses; no allocation required

      (c)  Who paid those expenses?       MacroTrends Fund

      (d)  How did the fund pay for unamortized expenses (if any)?

           Not applicable

      (a)(2)List the expenses incurred in connection with the Merger or
            Liquidation:

      Imperial Financial Services Fund:
      --------------------------------

       (i) Legal expenses:               $3,537

      (ii) Accounting expenses:             975

      (iv) Other expenses (list and identify separately):

           1)   Custody                   1,595
           2)   Administration              500
           3)   Fees & taxes              1,633
           4)   Freight, postage            107
           5)   Copies, phone costs         303

      (iv) Total expenses (sum of lines (i)-(iii) above):$8,650

      (b) How were those expenses allocated? Actual expenses; no allocation required

      (c)  Who paid those expenses?       Imperial Financial Services Fund

      (d)  How did the fund pay for unamortized expenses (if any)?

           Not applicable

      (a)(3)List the expenses incurred in connection with the Merger or
            Liquidation:

      Excalibur Fund:
      ---------------

       (i) Legal expenses:              $ 2,812

      (ii) Accounting expenses:           2,000

      (v)  Other expenses (list and identify separately):

           1)   Administration            2,000
           2)   Transfer agent fees       2,000

      (iv) Total expenses (sum of lines (i)-(iii) above):$8,812

      (b) How were those expenses allocated? Actual expenses; no allocation required

      (c)  Who paid those expenses?       Excalibur Fund

      (d)  How did the fund pay for unamortized expenses (if any)?

           Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ] Yes        [X ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes        [X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes        [X ] No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)  State the name of the fund surviving the Merger:

      (b)  State the Investment Company Act file number of the fund surviving
           the Merger:     811-______

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Questar Funds, Inc. (ii) he or she is the Administrator on behalf of the Questar Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                    (Signature)


                                    /s/ John Pasco, III
                                    -------------------
                                    John Pasco, III
                                    Administrator